February 26, 2020

Harry Stylli, Ph.D.
Chief Executive Officer
Progenity, Inc
4330 LaJolla Village Drive, Suite 200
San Diego, CA 92122

       Re: Progenity, Inc.
           Draft Registration Statement on Form S-1/A
           Amended on February 14, 2020
           CIK No. 0001580063

Dear Dr. Stylli:

        We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, amended on February 14, 2020

New Product Development, page 84

1. We note your response to prior comment nine, and the revision made at page 84 of your amended filing. Please revise to identify which components of the regulatory approval pathway constitute, or may constitute, key development milestones for your product candidates.
       You may contact Eric Atallah, Staff Accountant, at 202-551-3663, or Lisa Vanjoske,
Staff Accountant, at 202-551-3614, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or
Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.
 Harry Stylli, Ph.D.
Progenity, Inc
February 26, 2020
Page 2




                                        Sincerely,
FirstName LastNameHarry Stylli, Ph.D.
                                        Division of Corporation Finance
Comapany NameProgenity, Inc
                                        Office of Life Sciences
February 26, 2020 Page 2
cc:       Branden C. Berns, Esq.
FirstName LastName